Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet, suite 100

Quebec, QC G1N 2G3

Item 2: Date of Material Change

October 29, 2026

Item 3: News Release

A news release announcing the material change was issued on October 29, 2026, and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company announced that it has entered into a definitive US$10 million non-convertible revolving credit facility with a lender representing a supporting shareholder group (the “Lender”). The facility (the “US$10 million Facility”) is intended to fund working capital and additional telecommunications tower construction.

Item 5: Full Description of Material Change

Please refer to Schedule “A”.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com

Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of November 9, 2026

SCHEDULE A – PRESS RELEASE

(see attached)

PRESS RELEASE

For immediate release

NURAN WIRELESS SECURES US$10 MILLION NON-DILUTIVE FACILITY AND CONFIRMS NO ATM SALES AT CURRENT MARKET LEVELS

●	US$10 million facility from supporting shareholder group provides a non-equity alternative for working capital and tower construction, subject to its terms
●	Non-convertible facility contains no conversion rights, warrants, equity kicker, payment-in-shares provisions or other equity-linked features
●	No shares have been sold under the At-The-Market equity program (“ATM”)
●	Management believes the share price does not adequately reflect NuRAN’s deployed towers, site economics and contracted growth opportunity

QUÉBEC, CANADA — October 29, 2026 — NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”) today announced that it has entered into a definitive US$10 million non- convertible revolving credit facility with a lender representing a supporting shareholder group (the “Lender”). The facility (the “US$10 million Facility”) is intended to fund working capital and additional telecommunications tower construction.

NuRAN is also confirming that to date no common shares have been sold under the Company’s at-the-market equity program (the “ATM”) since the program was announced on September 15, 2026. With this non-equity funding alternative in place, NuRAN has elected not to use its ATM facility at current market prices. Management has no current intention of directing sales under the program. Management believes the current share price does not adequately reflect the underlying value of the Company’s deployed tower base, site-level economics and contracted growth opportunity.

“We have heard shareholders’ concerns about dilution. We have not sold a single share through the ATM, and we are not using it at current prices. In our view, today’s share price does not adequately reflect the towers we have deployed, the economics of our sites or the contracted opportunity ahead of us. Our priority is to finance the build-out of revenue-generating infrastructure on terms that make sense for NuRAN and its shareholders—not issue equity at prices we believe fail to reflect the value of the business,” said Francis Létourneau, President and Chief Executive Officer of NuRAN Wireless.

“This US$10 million facility gives us a non-equity funding alternative to support that approach. It carries no conversion rights, warrants or other equity-linked features. Our focus remains on putting capital to work in additional towers, expanding recurring revenue and advancing toward positive cash flow from operations. Based on our current deployment plan and cash-flow forecast, we expect the facility capacity, together with operating cash flows and other available funding sources, to provide the runway to build the 125 additional towers we believe are required to achieve, at a minimum, positive cash flow from operations.”

PRESS RELEASE

Key Highlights

●	No ATM Sales. The Company has neither issued nor sold any common shares under the ATM.
●	ATM not in use at current market levels. In light of the US$10 million Facility and management’s assessment of the Company’s underlying value, management does not consider the ATM to be an appropriate or necessary source of capital in current market conditions. The Company has no standing instructions to sell shares under the ATM.
●	Non-dilutive US$10 Million Facility. The US$10 million Facility contains no conversion rights, warrants, equity kicker, payment-in-shares provisions or other equity-linked features. Advances under the facility will not result in the issuance of common shares or dilution to existing shareholders.

ATM Not Being Used at Current Prices

No common shares have been sold under the ATM. Following the closing of the US$10 million Facility, management has determined that no sales will be made under the ATM in current market conditions, and the Company has no standing instructions to sell shares under the program. Management believes the current market price does not reflect NuRAN’s underlying value, having regard to, among other things, towers deployed and operating, contracted sites, site-level economics, the Company’s deployment pipeline and the expected contribution of additional revenue-generating sites. The ATM has not been terminated or withdrawn and remains available for future financial flexibility. Any future use would be considered only if management determines, in light of the Company’s capital requirements and then-prevailing price, trading volume and market conditions, that sales would be in the best interests of the Company and its shareholders.

US$10 Million Non-Dilutive Credit Facility

The US$10 million Facility has a maximum principal capacity of US$10 million and may be used for general working capital and tower construction until January 1, 2028, unless extended by mutual agreement. The Company may request advances from time to time based on its liquidity, operational requirements and deployment schedule, subject to the funding conditions, limitations and Lender rights in the definitive credit agreement.

Based on management’s current deployment plan and cash-flow forecast, management expects the maximum facility capacity, together with operating cash flows and other available funding sources, to be sufficient to complete the 125 additional towers it currently estimates are required for the Company to achieve positive cash flow from operations. This assessment depends on funding being available when needed, construction and activation proceeding as planned, and operating sites generating the revenue and cash collections forecast.

PRESS RELEASE

The facility is secured by a first-ranking general security agreement granted by the Company and certain of its non-African subsidiaries. The security excludes the Company’s African operating subsidiaries, their assets and the equity interests in those subsidiaries.

The US$10 million Facility is non-convertible and non-dilutive: it contains no conversion rights, warrants, equity kicker, payment-in-shares provisions or other equity-linked features. No common shares or other equity securities are issuable to the Lender under the facility, and advances under it will not dilute existing shareholders.

The facility is separate from the proposed additional US$2 million of financing from the Facility for Energy Inclusion, a fund managed by Cygnum Capital, which the Company expects to announce shortly.

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network- as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion has been built and is operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to address the economic and technical challenges of rural mobile coverage.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau

Director and CEO

Francis.letourneau@nuranwireless.com

Tel: (418) 264-1337

PRESS RELEASE

Forward-Looking Statements and Disclaimers

This news release contains “forward-looking information” under applicable Canadian securities laws and “forward- looking statements” under applicable United States securities laws (collectively, “forward-looking statements”). Statements other than statements of historical fact may be forward-looking statements. Words such as “anticipates,” “believes,” “could,” “expects,” “intends,” “may,” “plans,” “proposed,” “should,” “will,” “would” and similar expressions identify some, but not all, forward-looking statements. No reference in this news release to forward-looking statements is intended to claim protection under any U.S. statutory safe harbour where that protection is unavailable.

Forward-looking statements in this news release include statements concerning: the Company’s current view that, as a result of having secured the US$10 million Facility and at the current market price of the Company’s common shares, the ATM is not presently an appropriate or necessary source of capital; management’s present determination not to make ATM sales in current market conditions; the factors management may consider in any future use of the ATM; the availability, maximum capacity, timing, frequency and amounts of any advances requested or funded under the US$10 million Facility, including management’s expected discretion to request advances from time to time as funding needs arise; the capacity and willingness of the Lender to fund advances; the use of advances for working capital and tower construction; the expected operating and deployment horizon provided by the US$10 million Facility; the number and timing of additional tower builds; the effect of additional tower builds on revenue, operating cash flow and the Company’s ability and timing to achieve positive cash flow; the sufficiency of the maximum facility capacity, together with operating cash flows and other available funding sources, to complete the tower builds management believes are required to achieve positive cash flow; the non-convertible and non-dilutive nature of the US$10 million Facility and the absence of conversion rights, warrants, equity kicker, payment-in-shares provisions or other equity-linked features; the anticipated additional US$2 million of Cygnum-managed financing and the timing of its announcement; the proposed US$12 million AFRIGREEN senior project financing; and the completion, timing and terms of those financings.

Forward-looking statements are based on management’s current plans, estimates, expectations and assumptions as of the date of this news release. Material assumptions include that: management maintains its present determination not to make ATM sales in current market conditions; the Company’s assessment of its financing requirements and market conditions does not change materially; the Lender has and maintains the capacity and willingness to fund advances in accordance with the definitive agreement; the Company satisfies the applicable requirements for each requested advance and management’s anticipated timing and amounts of draw requests align with the Company’s funding needs; the US$10 million Facility remains in effect and advances are available when required; proceeds are deployed as planned; tower construction is completed on budget and on schedule; completed towers become operational and generate revenue and cash flow in the amounts and within the periods forecast; anticipated customer collections and other operating receipts are received in the amounts and at the times forecast; operating, deployment, financing and other expenditures occur substantially as forecast; the facility’s maximum capacity, operating cash flows and other available funding sources are sufficient to complete the additional tower builds management believes are required for the Company to achieve positive cash flow; the US$10 million Facility continues to contain no conversion rights, warrants, equity kicker, payment-in-shares provisions or other equity-linked features; and the additional Cygnum-managed financing and the proposed US$12 million AFRIGREEN financing proceed on the timing and terms expected.

PRESS RELEASE

Actual results may differ materially from those expressed or implied by forward-looking statements because of risks and uncertainties, including: changes in the Company’s financing requirements, market conditions or the market price of its common shares; any future use of the ATM, which could result in equity dilution; lender funding, credit and counterparty risk; limits on the timing, frequency or amount of advances, the possibility that requested advances will not be funded and the risk that the full US$10 million maximum facility capacity is not immediately or ultimately available or drawn; defaults, termination rights or other restrictions under the definitive agreement; delays, cost overruns, permitting, logistics, power, security, regulatory, political, operational and other risks affecting tower construction and activation; lower or delayed revenue, customer collections or operating receipts from existing or new towers; higher or accelerated operating, deployment, financing, debt-service or other costs; foreign- exchange movements; the risk that the Company builds fewer towers than planned or does not achieve positive cash flow when expected or at all; the risk that the additional Cygnum-managed financing or the proposed US$12 million AFRIGREEN financing is delayed, completed on different terms or not completed; the need to obtain additional financing sooner than anticipated and the risk that such financing is unavailable or available only on unfavourable or dilutive terms; and the Company’s broader operational, regulatory, political, security, capital- markets and Nasdaq compliance risks.

The US$10 million amount is the maximum principal capacity of the US$10 million Facility and does not represent cash on hand or an amount that is immediately available or drawable in full. The Company expects to request advances from time to time as management determines funding is required, rather than necessarily drawing the full commitment at once. The timing and amount of any advance will depend on the Company’s funding requirements and the definitive agreement, including applicable funding procedures, conditions, limitations and lender rights. The US$10 million Facility is debt financing and is subject to interest, fees, repayment obligations and other lender protections.

There can be no assurance that the Lender will fund any particular advance; that any particular amount, including the maximum US$10 million capacity, will be available or drawn; that the US$10 million Facility will remain available for the period expected; that the maximum facility capacity, operating cash flows and other funding sources will be sufficient to construct the planned number of towers; that tower construction will be completed as planned; that completed towers will generate the anticipated revenue or cash flow; that the Company will achieve positive cash flow within the anticipated period or at all; that the additional Cygnum-managed financing or the proposed US$12 million AFRIGREEN financing will be completed on the timing and terms expected or at all. The Company may elect to make sales under the ATM in the future if management determines that the Company’s capital requirements and then-prevailing price, trading volume and market conditions make such sales appropriate, and any such sales could result in equity dilution. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulators, available on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca. The Company undertakes no obligation to update or revise forward-looking statements except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction, or an offer, solicitation or sale in any jurisdiction where it would be unlawful.

-5-